UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53244

AMERICAN RETAIL GROUP, INC.

(Exact name of registrant as specified in its charter)

c/o Primary Capital LLC

90 Broad Street, 9th Floor

New York, NY 10004

212-464-8777

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, 0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 182

Pursuant to the requirements of the Securities Exchange Act of 1934, American Retail Group, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 14, 2016	American Retail Group, Inc.

	By:	/s/ Soledad Bayazit
	Name:	Soledad Bayazit
	Title:	Chief Executive Officer, Chief Financial Officer and Director